

October 17, 2012

Via E-mail
Dr. Georges Karam
Chief Executive Officer and Chairman
Sequans Communications S.A.
19 Le Parvis
92073 Paris-La Défense, France

> **Re:** **Sequans Communications S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Forms 6-K**
> **Filed April 26, 2012 and July 26, 2012**
> **File No. 001-35135**

Dear Dr. Karam:

We have reviewed your response letter dated October 5, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, Inventories, page 36

1.   We note your response to prior comments 1-2. Similar to your response, please revise future filings, as appropriate, to provide more detailed information related to the valuation of your inventory.

Dr. Georges Karam
Sequans Communications S.A.
October 17, 2012
Page 2

Item 18. Financial Statements

Note 3. Segment Information, page F-17

2.   Further to your response to prior comment 3, please tell us why you believe that WiMAX
        products are similar to LTE products for purposes of providing the disclosure required by
        IFRS 8.32.

Forms 6-K dated April 26, 2012 and July 26, 2012

3.   We note your responses to prior comments 6-7 and your proposed disclosure to be
        included in your amended filings. Please revise your proposed disclosure to also include
        a reconciliation of your non-IFRS, or non-GAAP, basic and diluted earnings (loss) per
        share for each reporting period presented. Refer to the guidance in Item 10(e) of
        Regulation S-K and the Division of Corporation Finance Compliance and Disclosure
        Interpretations No. 102.05 available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

4.   Further to the above, we note that you present forward-looking non-IFRS net loss per
        diluted share/ADS. Please also amend your filings to include a reconciliation for this
        non-GAAP information to the extent available as required by Item 10(e)(1)(i)(b) of
        Regulation S-K.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the
financial statements and related matters. You may also contact me at (202) 551-3671 with any
other questions.

                                                Sincerely,

                                                /s/ Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant